UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20349


                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934
                     (Amendment No. _1__)*

                       AMASYS CORPORATION
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           023113103
                         (CUSIP Number)

                       Irapil Corporation
                      115 East 57th Street
                        11th Floor, #141
                       New York, NY 10022
                        Attn.:  President
                          212-531-6244

(Name,  Address, Telephone Number of Person Authorized to Receive
Notices and Communications)


                         June 30, 2006
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement
..   (A  fee is not required only if the filing person (1)  has  a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                 (Continued on following pages)

                               SCHEDULE 13D

CUSIP No.  023113103                               Page 2 of 4 Pages

1  NAME OF FILING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Irapil Corporation
     42-1698769

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(d)

6  CITIZENSHIP OR PLACE OR ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               WITH

    7  SOLE VOTING POWER

         1,960,000*

    8  SHARED VOTING POWER

         0

    9  SOLE DISPOSITIVE POWER

         1,960,000*

   10  SHARED DISPOSITIVE POWER

         0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH FILING PERSON

     1,960,000*

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       47%*

14 TYPE OF FILING PERSON

       CO

* Irapil Corporation owns 196,000 of Series A Preferred Stock of the Issuer, which may be converted into 1,960,000 shares of Common
 Stock at the election of Irapil Corporation.

     Item 3.   Source and Amount of Funds or Other Consideration

     Pursuant to an amendment thereto, the warrant held by Tepco

     Limited to purchase shares of Irapil Corporation common stock is exercisable from October 15, 2006 through May 11, 2011.



     Item 7.     Material To Be Filed As Exhibits

             Set  forth  below  are  all  exhibits  attached  to  this

     statement:

               Exhibit


                                None

                                SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  July 6, 2006

     IRAPIL CORPORATION


     By: /S/ ANDREW S. ZAMFOTIS
     --------------------------
           Andrew S. Zamfotis
           President